EX-21 6 ex21.htm EXHIBIT 21 - SUBSIDIARIES OF THE REGISTRANT

Subsidiaries of the Registrant

 Parent

 Parke Bancorp, Inc.

Subsidiary	State or Other Jurisdiction Of Incorporation	Percentage Ownership

Parke Bank	New Jersey	100%
Parke Capital Trust I	Delaware	100%
Parke Capital Trust II	Delaware	100%
Parke Capital Trust III	Delaware	100%
		100%
Subsidiaries of Parke Bank		100%
PDL LLC	New Jersey	51%